Exhibit 12.1
Marathon Oil Corporation
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock
TOTAL ENTERPRISE BASIS—Unaudited
(Dollars in Millions)

	Year Ended December 31
	2005	2004	2003	2002	2001
Portion of rentals representing interest	$62	$57	$63	$66	$54

Capitalized interest, including discontinued operations	83	48	41	16	27

Other interest and fixed charges, including discontinued operations	240	279	270	316	349

Pretax earnings which would be required to cover preferred stock dividend requirements of parent	—	—	—	—	12

Combined fixed charges and preferred stock dividends (A)	$385	$384	$374	$398	$442

Earnings-pretax income with applicable adjustments (B)	$4,618	$2,843	$2,422	$1,446	$3,365

Ratio of (B) to (A)	11.99	7.40	6.48	3.63	7.61